Revelation Biosciences, Inc.

4660 La Jolla Village Drive

San Diego, California 92122

June 7, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Chris Edwards

Office of Life Sciences

Re: Revelation Biosciences, Inc.

Registration Statement on Form S-1

Commission File No. 333-265326

Mr. Edwards:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 4:00pm on June 10, 2022, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours, Revelation Biosciences, Inc. /s/ Chester S. Zygmont, III Chief Financial Officer